Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

June 8, 2023

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Megan F. Miller

Re:	Third Avenue Trust File Nos. 333-20891 and 811-08039

Dear Ms. Miller:

On behalf of Third Avenue Trust (“the Trust”), this letter is being provided to the Commission to respond to supplemental comments provided orally by the Commission’s Staff (the “Staff”) on May 16, 2023 in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on January 6, 2023 (each a “2022 Report” and, together, the “2022 Reports”) including the annual reports to shareholders of the Third Avenue Value Fund, Third Avenue Small-Cap Value Fund, Third Avenue Real Estate Value Fund and Third Avenue International Real Estate Value Fund and the Trust’s Form N-CEN filing for the fiscal year ended October 31, 2022 submitted to the Commission via EDGAR on January 12, 2023.

The Trust appreciates the opportunity to address the Staff’s supplemental comments. Set forth below are the Staff’s supplemental comments with respect to the Third Avenue Small-Cap Value Fund’s (the “Fund”) 2022 Report followed by the Trust’s response to the comments.

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1.	With respect to the distribution of realized gains from Central Securities Corporation, please explain in correspondence how the distribution was accounted for in the current year and prior year. Please provide a Staff Accounting Bulletin No. 99 (“SAB 99”) analysis.

Response: The Fund received capital gain distributions from Central Securities Corporation (“CSC”) of $314,723, $111,121, and $11,121 in 2022, 2021, and 2020, respectively. The distributions represent 0.19%, 0.11% and 0.02% of net assets, respectively, which Fund management concludes are immaterial as these amounts are below 0.50% of net assets. The capital gain distributions were inadvertently reported as income within “Dividends – unaffiliated issuers” in the Fund’s Statement of Operations rather than “Distributions of realized gains by underlying investment companies.” This resulted in an overstatement of investment income of 14%, 5% and 1%, respectively.

Fund management’s SAB 99 analysis follows below.

Impact Analysis

(a) Impact to Shareholders

The impact of the incorrect classification of income (between dividend income and long-term capital gain) had no effect on the Fund’s net assets, net asset value (“NAV”) or shareholder performance. From a tax perspective, shareholders of the Fund were not impacted by the classification of CSC’s distributions as income (rather than realized gain) because all calendar year 2022 income distributions to shareholders were reported as qualified dividend income, and, consequently, are taxed at the long-term capital gain rates that such distributions would be taxed at if such amounts were reported as long-term capital gain distributions. The classification error would not have caused a shareholder to reach a different conclusion or act differently because the total distribution and the corresponding taxes paid would have been the same regardless of the classification. Therefore, there was no impact to shareholders’ taxable distributions.

(b) Financial Statement Impact

The issue was identified after the issuance of the Fund’s October 31, 2022 financial statements. When reviewing the Fund’s annual report, Fund management determined the following Statement of Operations accounts would be affected due to a reclassification of income:

Journal Entry	Debit	Credit
Dividend income	$314,723.00
Realized gain / loss on investments - investment companies		$314,723.00

	Audited 10/31/2022 Annual Report	Updated Balance
Dividends - unaffiliated issuers	$2,000,917	$1,686,194
Total investment income	$2,235,142	$1,920,419
Net investment income	$346,964	$32,241
Net realized gain on investments - investment companies	$-	$314,723
Net gain/(loss) on investments, options and foreign currency transactions	$2,221,340	$2,536,063
Net increase/(decrease) in net assets resulting from operations	$2,568,304	$2,568,304

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Below is the impact to the Fund’s financial highlight per share calculations and net investment income ratio:

	Audited 10/31/2022 Annual Report	Updated Balance
Investor Class
Per share:
Net investment loss	(0.01)	(0.04)
Net gain/(loss) on investment transactions (both realized and unrealized)	0.25	0.28
Total from investment operations	0.24	0.24

Ratio of net investment income to average net assets	-0.03%	-0.21%

Institutionals Class
Per share:
Net investment loss	0.04	0.00
Net gain/(loss) on investment transactions (both realized and unrealized)	0.26	0.30
Total from investment operations	0.30	0.30

Ratio of net investment income to average net assets	0.22%	0.02%

Z Class
Per share:
Net investment loss	0.06	0.02
Net gain/(loss) on investment transactions (both realized and unrealized)	0.26	0.30
Total from investment operations	0.32	0.32

Ratio of net investment income to average net assets	0.30%	0.12%

No adjustments were made to the current year (11/01/2022 – present) general ledger pertaining to the prior year error (11/01/2021 – 10/31/2022).

Although the capital gain distribution was not reported into realized gain/(loss), Fund management considers these amounts immaterial to the users of the financial statements and financial highlights in the Fund’s 2022 Report.

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(c) Tax Impact

Within the Fund’s 2022 Report footnotes, only the tax character of distributions and accumulated undistributed earnings would need to be updated. The components of net assets would remain the same since the error is within retained earnings. See below comparison:

Tax character of dividends and distributions paid during the year ended 10/31/2022	Audited 10/31/2022 Annual Report	Updated Balance
Ordinary income	$505,276	$329,732
Net capital gains	$13,422,778	$13,598,322
Total	$13,928,054	$13,928,054

(d) Prior Year Impact

The Fund initially purchased CSC in March 2020. To date, the Fund has made no additional purchases or sales of CSC. Below is a listing of the distributions received by the Fund in 2020 and 2021:

2020		% of Net Assets
Ordinary Income Distribution	11,121	0.01%
Capital Gain Distribution	11,121	0.01%
Total Distribution	22,242	0.02%

Net Assets	134,829,456

2021		% of Net Assets
Ordinary Income Distribution	77,847	0.04%
Capital Gain Distribution	111,121	0.06%
Total Distribution	188,968	0.11%

Net Assets	174,057,350

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Below is the impact to the Fund’s financial highlight per share calculations and net investment income ratio in 2020 and 2021:

2021	Audited 10/31/2021 Annual Report	Updated Balance
Investor Class
Per share:
Net investment loss	(0.05)	(0.06)
Net gain/(loss) on investment transactions (both realized and unrealized)	6.48	6.49
Total from investment operations	6.43	6.43

Ratio of net investment income to average net assets	-0.24%	-0.31%

Institutionals Class
Per share:
Net investment loss	0.02	0.00
Net gain/(loss) on investment transactions (both realized and unrealized)	6.61	6.63
Total from investment operations	6.63	6.63

Ratio of net investment income to average net assets	0.08%	0.01%

Z Class
Per share:
Net investment loss	0.03	0.02
Net gain/(loss) on investment transactions (both realized and unrealized)	6.65	6.66
Total from investment operations	6.68	6.68

Ratio of net investment income to average net assets	0.15%	0.09%

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2020	Audited 10/31/2020 Annual Report	Updated Balance
Investor Class
Per share:
Net investment loss	(0.06)	(0.06)
Net gain/(loss) on investment transactions (both realized and unrealized)	(2.40)	(2.40)
Total from investment operations	(2.46)	(2.46)

Ratio of net investment income to average net assets	-0.37%	-0.37%

Institutionals Class
Per share:
Net investment loss	-0.02	-0.02
Net gain/(loss) on investment transactions (both realized and unrealized)	-2.46	-2.46
Total from investment operations	(2.48)	(2.48)

Ratio of net investment income to average net assets	-0.12%	-0.12%

Z Class
Per share:
Net investment loss	0.00	0.00
Net gain/(loss) on investment transactions (both realized and unrealized)	-2.46	-2.46
Total from investment operations	(2.46)	(2.46)

Ratio of net investment income to average net assets	-0.02%	-0.02%

The Fund recorded the total distribution in ordinary income. Although the capital gain distribution was not reported into realized gain/(loss), Fund management considers these amounts immaterial to the users of the financial statements and financial highlights in the Fund’s 2020 and 2021 annual reports.

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Materiality Assessment

In evaluating the materiality of the misstatement, Fund management considered SAB 99.

●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

○	Fund management’s response: The error only occurred within one investment type and one holding (closed end/investment companies) and not a larger investment class. Further, Fund management reviewed the purchase and sales journal for each of the Trust’s series for the year 11/01/2021 – 10/31/2022 and noted that no other investment companies paid capital gain distributions during such year. Additionally, the error amount is a known amount obtained through publicly available information from CSC (ordinary income and long-term capital gain characteristics).

●	Whether the misstatement masks a change in earnings or other trends.

○	Fund management’s response: There was no impact to the Fund’s NAV per share or net assets, as this was an error between income accounts. Neither shareholder investment value nor cost basis are impacted. Shareholder transactions (purchases/redemptions) were unaffected. There was no impact to the Fund’s total return. There was no impact to the taxability of the Fund’s distributions.

●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

○	Fund management’s response: The investment strategy of the Fund is focused on acquiring equity securities of well-financed small companies at a discount to what the Fund believes is their intrinsic value. The Fund’s investment strategy was not affected by the misstatement described above.

●	Whether the misstatement changes a loss into income or vice versa.

○	Fund management’s response: The per share “Total from investment operations” in the Fund’s financial highlights remained unchanged. Only certain per share components would be updated due to this error, however, not in total. The ratio of net investment income remains as a positive (Institutional and Z Class) or negative (Investor Class) before and after the error was identified.

●	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

○	Fund management’s response: Not applicable.

●	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

○	Fund management’s response: The misstatement does not affect the Fund’s compliance with regulatory requirements.

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●	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

○	Fund management’s response: Not applicable.

●	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

○	Fund management’s response: The advisory fee is calculated using net assets and a contractual rate. This misstatement did not impact net assets; therefore, the advisory fee was not impacted.

●	Whether the misstatement involves concealment of an unlawful transaction.

○	Fund management’s response: The error was unintentional. There was no fraud committed or intent to cause fraud.

In conclusion, the Fund did not receive any other distributions from investment companies during 2022, 2021 and 2020 other than from CSC and the Fund confirms that the distribution from CSC was not material to the “Net increase in net assets resulting from operations” line item in the Fund’s financial statements for the years ended October 31, 2022, October 31, 2021, and October 31, 2020.

2.	Please confirm that the Fund’s auditors reviewed the Trust’s correspondence submitted to the Staff on May 10, 2023.

Response: Confirmed, the Fund’s auditors reviewed the Trust’s correspondence submitted to the Staff on May 10, 2023. Additionally, the Fund’s auditors have reviewed this correspondence.

3.	Please explain if the Fund reevaluated its internal controls related to this item, and if it impacted, or will impact, the Fund’s internal controls over financial reporting.

Response: The Fund reevaluated its internal controls over financial reporting and determined there is a systematic control present at the Fund’s accounting agent to properly and timely identify and record the character of distributions from investment companies. In the case of CSC, the distribution was systematically identified to have a portion of its distribution that needed to be reclassified into realized gain. However, there was an operator failure to execute a specific manual control activity to send a notification from one group to another group at the Fund’s accounting agent to reallocate a portion of the distribution from income to realized gain. The Fund’s internal controls are suitably designed and when operating effectively would achieve the desired control objectives.

Fund management concluded that the deficiency could not have resulted in a material misstatement to the Fund’s financial statements and considered the following factors in this conclusion:

●	The Fund’s strategy is to invest in equities and not other investment companies or other investments that generate anything other than dividend income.

●	CSC is the only investment company holding in the Fund.

●	Fund management has identified 100% of the distributions received from CSC and noted no other instances of realized gain distributions from other investment company holdings.

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●	The total 2022, 2021 and 2020 distributions received from CSC were not material to the Fund.

●	Fund management reviewed the historical distribution rates by CSC (via publicly available information) and concluded that total distributions received by CSC could not have been material to the Fund.

Finally, Fund management considers this a deficiency in operating effectiveness, rather than a deficiency in design. Fund management has reinforced the control procedures, including the requirement for notification with the control operators. Additionally, Fund management and the Fund’s accounting agent are undertaking a process to fully automate this control, where the reclassification of income and gain, if any, is automatically made to the general ledger without any need for manual intervention. Fund management concluded that the deficiency could not have resulted in a material misstatement to the Fund’s financial statement and, thus, did not rise to the level of a material weakness and reported the deficiency to the Fund’s independent auditor and Audit Committee as a significant deficiency.

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Division of Investment Management U.S. Securities and Exchange Commission June 8, 2023 Page 10

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President of the Trusts

Ms. Christine Catanzaro, Treasurer of the Trusts

John M. Ford, Esq.

Joseph A. Goldman, Esq.